BAKER & McKENZIE

SOLICITORS AND NOTARIES

麥堅時律師行

香港和記大廈十四樓

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OUR REF. 32073984-130435
SDC/TZS00130.DOC



RECD S.E.C.
APR 2 9 2003
1086


April 24, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

**BY HAND**

Division of Corporation Finance-Internatic
Mail Stop 3-2



03050274


SUPPL

Ladies and Gentlemen,

**Re: Shandong International Power Development Company Limited (the "Company") – Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)**

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12 (g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated March 10, 2003, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2429 or by facsimile at 011-852-2842-0516.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Allen Shyu

PROCESSED
MAY 20 2003
THOMSON FINANCIAL

Encl.

## Annex 1

## A List of Documents Made Public in connection with the Listing since last submission of March 10, 2003

1. Announcement dated April 8, 2003 regarding power industry restructuring involving the Company, reallocation of controlling shareholding interest in the Company to a fellow subsidiary entity, and potential competition and possible connected transactions

2. Annual results of the financial year ended December 31, 2002

3. Announcement dated April 15, 2003 regarding changes in directors and supervisors

4. Announcement dated April 16, 2003 regarding the proposed change of company name



# 山東國際電源開發股份有限公司

# SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED

*(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)*

## ANNOUNCEMENT
**Power industry restructuring involving the Company**
**Reallocation of controlling shareholding interest in the Company to a fellow subsidiary entity**
**Potential competition and possible connected transactions**

On 7th April, 2003, the Company was notified that on 1st April, 2003, China Huadian completed its registration at the State Administration for Industry and Commerce of the PRC, and the entire shareholding interest in the issued share capital of the Company originally held by SEPCO was, on 1st April, 2003, transferred to China Huadian by way of administrative allocation. After the Shareholding Reallocation, China Huadian became the immediate controlling shareholder of the Company holding approximately 53.56% of its entire issued share capital. As China Huadian is wholly-owned by the PRC State (as was SEPCO before the Shareholding Reallocation), there has been no change in the ultimate beneficial ownership of the approximately 53.56% shareholding interest in the Company as a result of the Shareholding Reallocation.

China Huadian is one of the five State-owned national power generation group enterprises newly established by the PRC State to, among themselves, manage the electric power-generating industry of the PRC. China Huadian, as the controlling shareholder of the Company, has agreed and undertaken to the Company that, for so long as China Huadian retains a controlling shareholding interest in the Company, the Group is, and will continue to serve as, China Huadian's primary vehicle for developing power projects and a principal power-generating enterprise, and, in this connection, China Huadian will support the future business developments of the Group.

Upon establishment of China Huadian, certain electricity and power-generating assets of the PRC State were, by way of administrative allocation, transferred to China Huadian. The business operated by the China Huadian Group may compete with that of the Group and, in this connection, China Huadian has issued a letter of non-competition undertaking in favour of the Company.

China Huadian, being a substantial shareholder and the controlling shareholder of the Company, is a connected person of the Company. Therefore, any transaction which the Group may after the Shareholding Reallocation enter into with China Huadian or any of its associates (i.e., including members of the China Huadian Group) will constitute a connected transaction of the Company for the purpose of the Listing Rules. Currently, the Group is not a party to any transaction with China Huadian or any of its associates. If the Group enters into any such transaction, the Company will ensure all applicable requirements under the Listing Rules will be complied with.

The Company will ensure that any further disclosure or approval requirements under the Listing Rules as may in future be applicable to the Company in relation to the on-going implementation of the Restructuring Proposal will be complied with.

### THE RESTRUCTURING PROPOSAL

To the knowledge of the Directors, the Restructuring Proposal pursuant to which the power industry of the PRC was, and will continue, to undergo a structural reform had been approved by the State Council of the PRC in early 2003. Pursuant to the Restructuring Proposal, five State-owned national power generation group enterprises (including China Huadian) were (or are in the process of being) established. The electricity and power-generating assets (including associated liabilities) of the PRC State previously under the administrative control of the State Power Corporation of China (now renamed as the State Power Grid Corporation of China) were allocated and transferred, by way of administrative allocation, to be held by the five abovementioned power generation group enterprises.

### THE RESTRUCTURING PROPOSAL INVOLVING THE COMPANY — SHAREHOLDING REALLOCATION

On 7th April, 2003, the Company was notified that China Huadian completed its registration at the State Administration for Industry and Commerce of the PRC on 1st April, 2003, and the entire shareholding interest in the issued share capital of the Company originally held by SEPCO (an enterprise ultimately and beneficially wholly-owned by the PRC State) was, by way of administrative allocation, transferred to China Huadian on 1st April, 2003. After the Shareholding Reallocation, China Huadian became the immediate controlling shareholder of the Company holding approximately 53.56% of its entire issued share capital.

The shareholding structures of the Company immediately before and immediately after the Shareholding Reallocation are as follows:

**Immediately before the Shareholding Reallocation**


PRC State
100%
State Power Corporation of China (now renamed as State Power Grid Corporation of China)
100%
SEPCO
Other holders of domestic shares
H share shareholders
53.56%
19.22%
27.22%
Company

**Immediately after the Shareholding Reallocation**


PRC State
100%
100%
State Power Corporation of China (now renamed as State Power Grid Corporation of China)
China Huadian
Other holders of domestic shares
H share shareholders
100%
53.56%
19.22%
27.22%
SEPCO
Company

As China Huadian is wholly-owned by the PRC State (as was SEPCO before the Shareholding Reallocation), there has been no change in the ultimate beneficial ownership of the approximately 53.56% shareholding interest in the Company as a result of the Shareholding Reallocation, nor is there any change in the Company's business as a result thereof. The Company will continue to be principally engaged in the electricity-generating business. The Company will as soon as practicable apply to the Securities and Futures Commission to seek its ruling that completion of the Shareholding Reallocation has not triggered any general offer obligation under the Hong Kong Takeovers Code on the part of China Huadian.

## CHINA HUADIAN

China Huadian is a wholly State-owned enterprise, and is one of the five State-owned national power generation group enterprises newly established by the PRC State to, among themselves, manage the electric power-generating industry of the PRC. To the knowledge of the Directors, members of the management team of China Huadian are experienced in the power industry and the power-generating business of the PRC. China Huadian has a registered capital of RMB12,000 million, holding electricity and power-generating assets situated at different provinces of China.

## CHANGE OF SENIOR MANAGEMENT PERSONNEL OF THE COMPANY

In connection with the Shareholding Reallocation, Mr. He Gong and Mr. Peng Xingyu are proposed to be appointed as directors of the Company, and Mr. Li Changxu as a supervisor of the Company, at the extraordinary general meeting to be held on 15th April, 2003.

## POTENTIAL COMPETITION

Upon establishment of China Huadian, certain electricity and power-generating assets of the PRC State were, by way of administrative allocation, transferred to China Huadian. The business operated by the China Huadian Group may compete with that of the Group.

To the knowledge of the Directors, certain electricity and power-generating assets of the PRC State currently held by China Huadian is expected to be injected into the Company as part of the on-going implementation of the Restructuring Proposal. Details as to how and when, and the principal terms upon which, such asset injection will be structured and implemented are, however, yet to be finalised. The Company will ensure that any further disclosure or approval requirements under the Listing Rules as may in future be applicable to the Company in relation to the on-going implementation of the Restructuring Proposal (whether in respect of such asset injection or not) will be complied with.

### Support from China Huadian

In addition, China Huadian, as the controlling shareholder of the Company, has also agreed and undertaken to the Company that, for so long as China Huadian retains a controlling shareholding interest in the Company:

(a) the Group is, and will continue to serve as, China Huadian's primary vehicle for developing power projects and a principal power-generating enterprise, and, in this connection, China Huadian will support the future business developments of the Group;

(b) the treatment to be received by the Group with respect to the developments of projects and investment opportunities will, subject to the operation of market principles and on normal commercial terms, be more favourable than the treatment received or to be received by other power stations and departments in the Shandong Province and other areas in which China Huadian has operation;

(c) subject to satisfaction of all applicable government and/or other regulatory requirements and to obtaining any applicable third-party consent, the Group shall, at its option, have a preferential right to acquire, develop, construct, own and/or operate China Huadian's interests in all of its power plants and power projects within the Shandong Province or other areas in which China Huadian has operation; and

(d) China Huadian will not compete with the Group in relation to acquisition and development of power plants and power projects.

## POSSIBLE CONNECTED TRANSACTIONS

After the Shareholding Reallocation, China Huadian, being a substantial shareholder and the controlling shareholder of the Company, is a connected person of the Company. Therefore, any transaction which the Group may after the Shareholding Reallocation enter into with China Huadian or any of its associates (i.e., including members of the China Huadian Group) will constitute a connected transaction of the Company under Rule 14.23(1)(a) of the Listing Rules.

Currently, the Group is not a party to any transaction with China Huadian or any of its associates. If the Group enters into any transaction with China Huadian and/or any of its associates (i.e., including any member of the China Huadian Group), the Company will ensure all applicable requirements under the Listing Rules will be complied with. If and whenever applicable and appropriate, the Company may also apply to the Stock Exchange for waiver(s) from strict compliance with the connected transaction requirements under Chapter 14 of the Listing Rules.

## RELATIONSHIP WITH SEPCO

On 12th January, 1999, SEPCO issued a letter of non-competition undertaking in favour of the Company, the principal terms of which undertaking are disclosed in the prospectus dated 22nd June, 1999 issued by the Company. As SEPCO, after the Shareholding Reallocation, ceases to have any shareholding interest in the Company, it has notified the Company to terminate the undertaking in accordance with the terms thereof.

Furthermore, SEPCO is no longer a connected person of the Company. Accordingly, after the Shareholding Reallocation, all transactions previously entered into between the Group and SEPCO and/or any other members of the SEPCO Group cease to be connected transactions of the Company, and any transaction as may in future be entered into between the Group and the SEPCO Group will not constitute a connected transaction of the Company.

## DEFINITIONS

*In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:*

| | |
|---|---|
| "associate" | has the meaning ascribed to it by the Listing Rules; |
| "China Huadian" | means 中國華電集團公司 (China Huadian Corporation), a wholly State-owned enterprise, and is now the controlling shareholder of the Company holding approximately 53.56% of its entire issued share capital; |
| "China Huadian Group" | means China Huadian, its subsidiaries, associated companies, and agencies and departments under its control; |
| "Company" | means 山東國際電源開發股份有限公司 (Shandong International Power Development Company Limited), a Sino-foreign investment joint stock company limited by shares incorporated in the PRC, which is principally engaged in the electricity-generating business and whose shares are listed on the Stock Exchange; |
| "connected person" | has the meaning ascribed to it by the Listing Rules; |
| "Directors" | means the directors, including the independent non-executive directors, of the Company; |
| "Group" | means the Company, its subsidiaries, and all power plants and power stations under its control; |
| "Listing Rules" | means The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited; |
| "PRC" | means the People's Republic of China; |
| "Restructuring Proposal" | means the proposal approved by the State Council of the PRC in early 2003 pursuant to which the power industry of the PRC was, and will continue, to undergo a structural reform; |
| "SEPCO" | means 山東電力集團公司 (Shandong Electric Power (Group) Corporation), a wholly State-owned enterprise, and was (before the Shareholding Reallocation) the controlling shareholder of the Company holding approximately 53.56% of its entire issued share capital at that time; |
| "SEPCO Group" | means SEPCO, its subsidiaries, associated companies, and agencies and departments under its control; |
| "Shareholding Reallocation" | means, as part of the implementation of the Restructuring Proposal, the reallocation of controlling shareholding interest in the Company involving the transfer, by way of administrative allocation, of the entire shareholding interest in the Company originally held by SEPCO (i.e., approximately 53.56% shareholding interest in the Company) to China Huadian on 1st April, 2003; and |
| "Stock Exchange" | means The Stock Exchange of Hong Kong Limited. |

By Order of the board of Directors
**SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED**
**Zhou Lianqing**
*Company Secretary*

Shandong, the PRC
8th April, 2003

*The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.*

SIPD 12g3-2(b)
File No. 82-4932





# 山東國際電源開發股份有限公司
# SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED

*(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)*

## Annual Results for the Financial Year ended 31 December 2002

The board of directors (the "Board") of Shandong International Power Development Company Limited (the "Company") hereby announces a summary of the audited consolidated results of the Company and its subsidiaries (the "Group") and its jointly controlled entities for the financial year ended 31 December 2002 prepared in accordance with International Financial Reporting Standards.

### FINANCIAL AND BUSINESS SUMMARIES

- Operating revenue amounted to approximately RMB7,808 million, representing an increase of approximately 9.32% over 2001;
- Net profit amounted to approximately RMB1,182 million, representing a decrease of approximately 14.3% over 2001; and
- Earnings per share were RMB0.225. The Board recommended a final dividend of RMB 0.036 per share for the financial year 2002.

The following is a summary of the audited consolidated results of the Group for the year ended 31 December 2002, extracted from the audited financial statements of the Group prepared in accordance with International Financial Reporting Standards, together with comparative figures for the corresponding period in 2001:

### CONSOLIDATED INCOME STATEMENT

for the year ended 31 December 2002
*(Expressed in Renminbi)*

| | Note | 2002 RMB'000 | 2001 RMB'000 |
|---|---|---|---|
| **Turnover** | 1 | 7,808,238 | 7,142,341 |
| **Operating expenses** | | | |
| Coal consumption | | (2,766,853) | (2,096,585) |
| Depreciation and amortisation | | (1,224,257) | (1,049,819) |
| Major overhaul expenses | | (321,377) | (288,593) |
| Repairs and maintenance | | (226,473) | (190,448) |
| Personnel costs | | (390,847) | (333,817) |
| Selling and administration expenses | | (462,172) | (418,834) |
| Sales related taxes | | (89,538) | (85,276) |
| Other operating expenses | | (241,038) | (114,962) |
| | | (5,722,555) | (4,578,334) |
| **Operating profit** | | 2,085,683 | 2,564,007 |
| **Other income** | | 126,282 | 3,869 |
| **Net finance costs** | | (490,266) | (511,712) |
| **Non-operating expenses (net)** | | (2,287) | (1,960) |
| **Profit from ordinary activities before taxation** | | 1,719,412 | 2,054,204 |
| **Taxation** | 2 | (541,855) | (674,648) |
| **Profit from ordinary activities after taxation** | | 1,177,557 | 1,379,556 |
| **Minority interests** | | 4,140 | (59) |
| **Profit attributable to shareholders** | | 1,181,697 | 1,379,497 |
| **Basic earnings per share** | 3 | RMB0.225 | RMB0.262 |

*Notes:*

1. **Turnover**

   Turnover represents the sale of electricity and heat, net of value added tax.

2. **Taxation**

   The charge for PRC enterprise income tax is calculated at the rate of 33% (2001:33%) on the estimated assessable profits of the year determined in accordance with relevant enterprise income tax rules and regulations. The Group did not carry on business overseas and therefore no provision has been made for overseas profits tax.

3. **Basic earnings per share**

   The calculation of basic earnings per share is based on the profit attributable to shareholders of the Company for the year ended 31 December 2002 of RMB1,181,697,000 (2001: RMB1,379,497,000) and the weighted average number of shares in issue during the year ended 31 December 2002 of 5,256,084,200 shares (2001: 5,256,084,200 shares).

4. **Comparative figures**

   In order to conform with the presentation in the current financial statements, The following comparative figures have been reclassified as follows:

   (i) certain staff costs have been reclassified from selling and administration expenses to personnel costs; and

   (ii) interest income has been reclassified from other income to net finance costs.

### RESERVES

According to the Company's Articles of Association, the Company is required to transfer at least 10% (at the discretion of the Board) of its profit after taxation, as determined under PRC accounting rules and regulations, to a statutory common reserve until the reserves balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders. The Board has resolved to transfer 10% (2001: 10%) of the current year's profit, as determined under PRC accounting rules and regulations, to this reserve, i.e. RMB119,309,000 (2001: RMB138,881,000).

According to the Company's Articles of Association, the Company is required to transfer 5% to 10% (at the discretion of the Board) of its profit after taxation, as determined under PRC accounting rules and regulations, to the statutory common welfare fund. The Board has resolved to transfer 5% (2001: 5%) of the current year's profit, as determined under PRC accounting rules and regulations, to the fund, i.e. RMB59,655,000 (2001: RMB69,441,000).

### DIVIDENDS

The Board recommended the payment of a final dividend of RMB0.036 per share (totalling approximately RMB189,219,000) for the financial year ended 31 December 2002 (2001: a final dividend of RMB0.17 per share, totalling approximately RMB893,534,000). This dividend distribution proposal is subject to the approval by the shareholders of the Company at the forthcoming Annual General Meeting.

An interim dividend of RMB0.02 per share (totalling approximately RMB105,122,000) for the six months ended 30 June 2002 was distributed on 30 October 2002 (2001: an interim dividend of RMB0.02 per share, totalling approximately RMB105,122,000 was distributed on 9 November, 2001).

### THE GROUP'S EXISTING POWER GENERATION FACILITIES

The Company is one of the largest listed power producers in the PRC and the largest power producer in Shandong Province. As at 31 December 2002, the total installed capacity in which the Group was interested amounted to 5,494.5 MW, representing 21.84% of the total installed capacity of Shandong Province. As at the date of this announcement, the total installed



# 山東國際電源開發股份有限公司
# SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED

*(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)*

## Annual Results for the Financial Year ended 31 December 2002

capacity in which the Group was interested amounted to 5,647MW, and the total installed capacity managed by the Group reached 6,542.5 MW, the details of which are as follows:

| Power Plants | Equity Interest | Installed Capacity | Generating Units |
|---|---|---|---|
| Zouxian Plant | 100% | 2,500MW | 1 unit of 300MW+1 unit of 330MW+2 units of 335MW+ 2 units of 600MW |
| Shiliquan Plant | 100% | 1,237.5MW | 4 units of 125MW+1 unit of 137.5MW+2 units of 300MW |
| Laicheng Plant | 100% | 900MW | 3 units of 300MW (1 unit of 300MW under construction) |
| Qingdao Plant | 55% | 660MW | 2 units of 300MW+4 units amounting to 60MW |
| Weifang Plant | 30% | 630MW | 1 unit of 300MW+1 unit of 330MW |
| Zibo Company (1) | 100% | 177MW | 2 units of 88.5MW (2 units of 135MW under construction) |
| Zhangqiu Company (2) | 70% | 270MW | 2 units of 135MW |
| Tengzhou Company (3) | 54.49% | 168MW | 1 unit of 33MW+1 unit of 135MW (1 unit of 135MW under construction) |

The above power plants are all strategically located in the vicinity of the major mines or electricity load centers.

Note1: Zibo SIPD Co-generation Power Company Limited ("Zibo Company");

Note2: Shandong Zhangqiu Power Company Limited ("Zhangqiu Company");

Note3: Shandong Tengzhou Xinyuan Power Company Limited ("Tengzhou Company").

### BUSINESS REVIEW

**1. Power Generation**

Electricity generation of the Group during 2002 amounted to 28.30 million MWh, representing an increase of approximately 6.22% over 2001. The average utilization hours of the power generation facilities of the Group were 5,492 hours.

**2. Operating Revenue**

In 2002, the total volume of electricity supplied by the Group to the grid was 26.54 million MWh, representing an increase of approximately 5.86% over the same period of 2001 (2001: 25.08 million MWh). The operating revenue for the year amounted to approximately RMB7,808 million, representing an increase of approximately 9.32% over 2001. The revenue from sale of electricity for the year amounted to approximately RMB7,689 million, representing an increase of approximately 7.65% over 2001. The revenue from sale of heat for the year amounted to approximately RMB119 million (2001: nil).

**3. Profit**

For the year ended 31 December 2002, the Group's profits attributable to shareholders amounted to approximately RMB1,182 million, representing a decrease of approximately 14.3% over the corresponding period of 2001. Earnings per share were RMB0.225.

**4. Basic Infrastructure and Development Projects**

The Group has been endeavouring to seek new business opportunities in order to expedite the development of the Company and to strengthen and improve its competitiveness, and the development projects were progressing smoothly.

During the year of 2002, the existing construction in progress and those projects in the initial stage were progressing as scheduled. The third 300 MW generating unit of Laicheng Plant and two 135 MW generating units of Zhangqiu Company (totalled 570 MW) commenced commercial operation in September and December 2002, respectively. The first 135 MW generating unit of Tengzhou Company also commenced operation on 31 March 2003. In addition, the Company achieved a breakthrough in its development projects outside Shandong Province. The Company entered into mutual understanding or investment agreements with relevant investors in Inner Mongolia Autonomous Region and Ningxia Autonomous Region, respectively. In particular, the investment and establishment of Ningxia Yinglite Zhongning Power Company Limited ("Zhongning Company") (details see paragraph "Zhongning Project" below) is the first time for the Company to invest in power projects outside Shandong Province, the Company's development strategy to expand to other regions was achieved and thereby creates more cooperation opportunities for the Company to expand its business into the power generating markets in the Northwestern China.

**(1) Construction in Progress**

The third 300MW generating unit of Laicheng Plant, which is wholly-owned by the Company, formally commenced commercial operation on 19 September 2002. As at 31 December 2002, the construction cost incurred for the third and the fourth generating units of Laicheng Plant ("Phase II project") amounted to RMB1,523 million, representing 64.8% of the total budgeted cost of the Phase II project. It is expected that the fourth generating unit will commence commercial operation in the first half of 2003.

The budgeted cost of the construction work of two 135MW generating units of Zibo Company, which is wholly-owned by the Company, is RMB906 million. As at 31 December 2002, the construction cost incurred in this project by Zibo Company amounted to RMB346 million, representing 38.1% of the total budgeted cost. It is expected that these two units will commence operation in 2003.

The two 135MW generating units of Zhangqiu Company, which is 70% owned by the Company, commenced commercial operation on 27 September 2002 and 31 December 2002 respectively. The total construction cost of these two 135MW units amounted to RMB756 million.

The budgeted cost of the construction work of two 135MW generating units of Tengzhou Company, which is 54.49% owned by the Company, is RMB993 million. As at 31 December 2002, the construction cost incurred in this project by Tengzhou Company amounted to RMB546 million, representing 54.95% of the total budgeted cost. The first 135MW generating unit of Tengzhou Company commenced commercial operation ahead of the schedule on 31 March 2003. It is expected that the second 135MW generating unit will commence commercial operation in the second half of 2003.

**(2) Preliminary Projects**

The Group will develop two 1,000MW coal-fired generating units of Zouxian Plant Phase IV, which is wholly owned by the Company. The project proposal has been submitted to the State Development and Reform Commission for approval and the project evaluation has been completed.



# 山東國際電源開發股份有限公司

# SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED

*(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)*

## Annual Results for the Financial Year ended 31 December 2002

The Group will develop two 600MW coal-fired generating units of Tengzhou Plant Phase I, which is wholly owned by the Company. The project proposal has been submitted to the State Development and Reform Commission for approval.

The Group will develop two 300MW coal-fired heat and electricity cogenerating units of Qingdao Plant Phase II, which will be 55% owned by the Company, together with other relevant investing parties. The project proposal has been submitted to the State Development and Reform Commission for approval and the project evaluation has been completed.

The Group has entered into a preliminary agreement with the relevant investing parties to jointly develop the proposed two 600MW coal-fired generating units of Weifang Plant Phase II. It is agreed that the Group will own 60% equity interest of Weifang Plant Phase II. The project proposal has been submitted to the State Development and Reform Commission for approval and the project evaluation has been completed.

(3) **Zhongning Project**

On 28 November 2002, the Company jointly invested and established Zhongning Company with Ningxia Yinglite Power (Group) Corporation, Ningxia Power Development & Investment Company Limited and Ningxia Power Construction General Corporation, which are interested in 20%, 45%, 20% and 15% of the registered capital of Zhongning Company respectively. The registered capital of Zhongning Company in the first phase was RMB 11.2 million, of which RMB2.24 million was injected by the Company in November 2002 in proportion to the equity interest of 20% held by the Company.

Zhongning Company plans to construct two 330MW generating units and still has excellent expansion conditions. The total budgeted cost of the project amounts to approximately RMB2.3 billion. The two units are expected to commence commercial operation in 2005 and 2006 respectively. The project proposal has been approved by the State Development and Reform Commission. This investment in Zhongning Company is the first time for the Company to invest in the power projects outside Shandong Province which achieved the development strategy of the Company to expand to other regions. The Ningxia Power grid is an important part of the Northwest China Power grid and is also an important basis of the northern channel of electricity transmission from the western region to the eastern region in the PRC. In recent years, the power consumption of Ningxia power grid has greatly increased, which provides enormous development opportunities for the power generating markets. The investment in Zhongning Company creates more cooperation opportunities for the Company to expand the business in the power generating markets in the Northwestern China.

(4) **Inner Mongolia Project**

In early 2002, the Company agreed in principle with Inner Mongolia Electric Power (Group) Company Limited, the controlling shareholder of Inner Mongolia Mengdian Huaneng Thermal Power Corporation Limited (a joint stock company limited by shares incorporated in the PRC and whose shares are listed on the Shanghai Stock Exchange) to acquire from it a minimum of 10% shareholding in Inner Mongolia Mengdian Huaneng Thermal Power Corporation Limited, details of which are set out in the announcement dated 27 March 2002 issued by the Company. As at 31 December 2002, the relevant formal agreement in connection with the proposed acquisition had not been signed.

### MANAGEMENT DISCUSSION AND ANALYSIS

1. **Macroeconomic conditions and electricity demand**

The economy of the PRC maintained steady growth in the year of 2002. The gross domestic product ("GDP") of the country amounted to RMB10,239,800 million, representing an increase of 8.0% over 2001. The GDP of Shandong Province amounted to RMB1,055,000 million, representing an increase of 11.6% over 2001, and was 3.6 percentage points over the national average. It was the twelvth consecutive year for the province to record a two-digit economic growth rate.

In 2002, the power consumption of the whole society of Shandong Province was 124.07 million MWh, representing an increase of 12.42% over 2001. The industrial sector of Shandong Province consumed 93.79 million MWh, representing an increase of 13.70% over the same period of last year and accounted for 75.53% of the total power consumption of Shandong Province. The agriculture, fisheries and water conservancy industries consumed 6.26 million MWh, representing an increase of 5.29% over the same period of last year and accounted for 5.04% of the total power consumption of Shandong Province. The power consumed by the urban and rural residents was 14.31 million MWh, representing an increase of 9.72% over the same period of last year and accounted for 11.52% of the total power consumption of Shandong Province. As at 31 December 2002, the total installed capacity of Shandong Province reached 25,153.23MW, representing an increase of 19.7% over 2001.

2. **Operating expenses**

During the year of 2002, unit operating cost of the Group amounted to RMB210.44/MWh, representing an increase of 15.26% over 2001.

In 2002, the fuel cost of the Group amounted to RMB2,767 million, of which the fuel cost for electricity generation amounted to RMB2,690 million and the fuel cost for heat generation amounted to RMB77 million. Fuel cost for electricity generation for the year increased by 28.28% over 2001 as a result of an increase in the volume of electricity generation and increase in the prices of coal for power generation. The Group enhanced the management of its facilities and upgraded its technology, as a result, fuel consumption was reduced and partially offset the increase in unit fuel cost caused by the increase in coal prices.

Depreciation and amortisation expenses in 2002 increased by 16.62% over 2001 to RMB1,224 million primarily due to the adjustment on the depreciation charge for certain generating units resulted from technical improvement project in respect of energy saving and increase in capacity amounting to RMB45 million and the additional depreciation charge for the new generating units.

Expenses for maintenance and routine repairs mainly comprised expenses for major and minor overhauls and other expenses for routine repairs. In 2002, such expenses rose by 14.36% over 2001 to RMB548 million primarily due to the increase in the number of operating units.

In 2002, personnel costs amounted to RMB391 million, representing an increase of RMB57,030,000 over 2001 primarily due to the increase in wages and staff welfare fund for the newly acquired power plants.



# 山東國際電源開發股份有限公司
# SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED

*(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)*

## Annual Results for the Financial Year ended 31 December 2002

Selling and administration expenses amounted to RMB462 million, representing an increase of 10.3% over 2001 primarily due to the increase in expenses for newly acquired power plants.

In 2002, other operating expenses amounted to RMB241 million, representing an increase of RMB126 million over 2001 primarily due to a loss on disposal of certain generating units amounting to RMB84 million resulting from technical improvement project in respect of energy saving and such factors as increasing capacity, and increase in water fee and fuel expenses.

3. **Financial cost**

The net interest expenses borne by the Group in 2002 amounted to RMB490 million, representing a decrease of RMB21,446,000 from 2001. The decrease in interest expenses was primarily due to the early repayment of part of the World Bank loan in early 2002 and the decrease in the average interest rate of the borrowings.

4. **Indebtedness**

As at 31 December 2002, the borrowings of the Group amounted to RMB9,330 million, of which loans denominated in US dollars amounted to US$107 million. The assets to liabilities ratio was 55.37%.

5. **Production, operation and safety**

In 2002, the equivalent availability factor of the generating units was 91.57%; the equivalent forced suspension rate was 0.32%; and the average utilization hours of the generating units attained 5,492 hours.

In 2002, the Group's operation safety maintained at satisfactory level. As at 31 December 2002, none of the power plants of the Group had any unsafe incidents throughout the year.

In 2002, a total of 4 major overhauls and 8 minor overhauls were undertaken in respect to the generating units of the Group and the planned overhaul rate was 7.87%, representing an increase of 1.55 percentage points over 2001.

6. Technical improvement **projects**

In 2002, the technical improvement projects of the Group progressed smoothly. The purpose of these renovation projects of the Group was to enhance operation safety of the facilities and the level of automation so that the production efficiency of the generating units could be improved. The Group had introduced new technology to upgrade some of its steam turbine generating units and the effect was satisfactory.

After implementation of technical improvement project in respect of energy saving and increase in capacity for the fourth 300MW generating unit of Zouxian Plant and the second 125MW generating unit of Shiliquan Plant in 2001, the Company continued to implement the technical improvement project in respect of energy saving and increase in capacity for its power plants in 2002, including the first and third 300MW generating units of Zouxian Plant, the third 125MW generating unit of Shiliquan Plant and the first 300MW generating unit of Weifang Plant. After the implementation of technical improvement project in respect of energy saving and increase in capacity, the average standard generation coal consumption rate of generation units was reduced by 10-15g/kwh while the capacity of generating units was increased by 10% or above, from the existing 125MW and 300MW to 140MW, 330MW and 335MW. Except for the technical improvement project in respect of increase in capacity for the third 125MW generating unit of Shiliquan Plant which is pending approval, the capacities of the above-mentioned three units of Zouxian and Weifang Plant have been changed to 335MW and 330MW respectively.

The major proposed technical improvement projects to be undertaken by the Group during 2003, include:

1. Technical improvement project in respect of energy saving and increase in the capacity of the second generating unit of Zouxian Plant;
2. Technical improvement project in respect of energy saving and increase in the capacity of the fourth and fifth generating units of Shiliquan Plant; and the technical improvement project of the first generating unit of Shiliquan Plant will be completed in 2004;
3. Technical improvement project in respect of energy saving and increase in the capacity of the second generating unit of Weifang Plant.

**BUSINESS OUTLOOK**

Through eight years of rapid growth and continuous expansion, the Company's installed capacity, on-grid electricity, profit earning ability, competitiveness and strengths have always maintained at the first position in electric power industry of Shandong Province, play the leading role in electricity generating markets of Shandong Province and rank high amongst the nationwide listed power generating enterprises.

The national power reform creates new opportunities and plenty of room for development in the market for the Company to develop the power projects throughout the country. Accordingly, in the future, the Company has set out new position, targets and strategies, and strives to speed up its development.

The position for the Company's development is to become the core enterprise of China Huadian Corporation for the development, operation and management of power projects in the whole country and to maintain the position of being one of the listed electricity generation companies with the best competitive advantages in the PRC.

The development strategies of the Group include:

1. Regional development strategy: strengthens the businesses in Shandong Province with a view of expanding to other regions in the PRC and international markets, appropriately centralised its operations geographically, and integrate its short-term development with its long-term development;
2. Industry development strategy: engage in the development of thermal power, develop hydro-electric power and expand to develop the business of heat and electricity cogeneration appropriately; actively explore new energy; place emphasis on acquiring new source of energy and cautiously invest in power environment conservation and power related high-tech industries;
3. Development implementation strategy: carry out acquisition as well as construction of new plants with emphasis on economic benefits and scale; and
4. Capital utilization strategy: maintain a prudent financial structure, elaborate this competitive advantages of raising funds in the capital market, strengthen the co-operation with banks and other financial institutions and adopt various effective channels of raising funds at appropriate time.



# 山東國際電源開發股份有限公司

# SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED

*(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)*

## Annual Results for the Financial Year ended 31 December 2002

The Company seizes the opportunity as may be presented from the recent power reform and, as part of the implementation of the reform, may pursue proposed acquisition of electricity and power-generating assets. At the same time, the Company expedites the work in the initial stage of newly development power plant projects and strives to commence construction of new projects.

In 2003, it is estimated that the PRC will continue to achieve steady economic growth, which is favorable to the development of the power industry. Meanwhile, the restructuring of the PRC's power industry has also entered into the stage of effective implementation, signaling a new era for industry players as well as providing a positive operating environment for the Company's expansion. In view of these developments, the Company will continue to leverage on its strengths, seize any opportunities and constantly explore and expand its operations. The Company is confident that with its strengths it will capitalize on every opportunity and meet every challenge to secure and maintain a steady growth of the Company.

The major objectives of the Group in 2003 are as follows:

1. Ensure that the power plants will be operated safely, achieve the targets of the Group related to electricity generation scheduled in 2003, tightly control the costs and maintain the leading position of the plants in terms of their technological and economic standards.
2. Ensure the smooth progress in the construction, and the commencement of commercial operation in 2003, of the fourth 300MW unit of Laicheng Plant, one 135MW unit of Zibo Company and two 135MW units of Tengzhou Company, control the progress of the construction projects effectively, maintain the quality of works, minimize unit costs; and try to put the other 135MW unit of Zibo Company into commercial operation within 2003.
3. Continue to implement the strategy of cross regional development and actively expedite the development projects outside Shandong Province.
4. Actively investigate different channels of raising funds that will help to lower the Company's finance costs and rationalize its capital structure, and prepare ahead for meeting the requirements of funds arising from the Company's rapid expansion;
5. Continue to enhance the efficiency of the generating units through technical improvement.

### SHARE CAPITAL STRUCTURE

The share capital structure of the Company as at 31 December 2002 is set out as follows:

| Name of shareholder | No. of shares held | Percentage of the total number of shares of the Company in issue (%) |
|---|---|---|
| Shandong Electric Power (Group) Corporation (Domestic shares) (Note 1) | 2,815,075,430 | 53.56% |
| Shandong International Trust and Investment Corporation (Domestic shares) | 903,443,970 | 17.19% |
| Shandong Luneng Development (Group) Company Limited (Domestic shares) | 86,536,800 | 1.65% |
| Zaozhuang City Infrastructure Investment Company (Domestic shares) | 20,000,000 | 0.38% |
| Holders of H shares | 1,431,028,000 | 27.22% |
| Total | 5,256,084,200 | 100% |

Note 1: On 1April 2003, the entire shareholding interest in 2,815,075,430 domestic shares of the Company which was originally held by Shandong Electric Power (Group) Corporation was transferred by way of administrative allocation to China Huadian Corporation ("Huadian Group") which is wholly-owned by the PRC State. After the shareholding reallocation, Huadian Group became the immediate controlling shareholder of the Company holding 2,815,075,430 domestic shares representing approximately 53.56% of the entire issued share capital of the Company. As both Huadian Group and Shandong Electric Power (Group) Corporation are wholly-owned by the PRC State, there has been no change in the ultimate beneficial ownership of the approximately 53.56% shareholding interest in the Company as a result of the shareholding reallocation. The Company will continue to be principally engaged in the electricity-generating business.

### SHAREHOLDINGS OF SUBSTANTIAL SHAREHOLDERS

As at 31 December 2002, substantial shareholders who held 10% or more of any class of the issued share capital of the Company were as follows:

| Name of shareholder | Shares | Number of shares held | Percentage of the total number of shares of the Company in issue as at 31 December 2002 | Percentage of the total number of domestic shares of the Company in issue as at 31 December 2002 | Percentage of the total number of H shares of the Company in issue as at 31 December 2002 |
|---|---|---|---|---|---|
| Shandong Electric Power (Group) Corporation (Note2) | Domestic shares | 2,815,075,430 | 53.56% | 73.60% | – |
| Shandong International Trust and Investment Corporation | Domestic shares | 903,443,970 | 17.19% | 23.62% | – |
| HKSCC Nominees Limited (Note3) | H shares | 1,416,384,000 | 26.95% | – | 98.98% |

Note2: Refer to Note 1.

Note3: According to the record of HKSCC Nominees Limited, the H shares held by it were held on behalf of a number of persons and, to the knowledge of the Company, none of whom individually owned or held 10% or more of the total number of H shares of the Company in issue as at 31 December 2002.

Save as disclosed above, the Directors are not aware of any person (other than the Directors, chief executive, senior management or supervisors of the Company) who as at 31 December 2002 was interested in 10% or more of any class of the issued share capital of the Company.

### IMPORTANT MATTERS

On 7 April 2003, Huadian Group, as the controlling shareholder of the Company, has agreed and undertaken to the Company that, for so long as Huadian Group retains a controlling shareholding interest in the Company:

(a) the Group is, and will continue to serve as, Huadian Group's primary vehicle for developing power projects and a principal power-generating enterprise, and, in this connection, Huadian Group will support the future business developments of the Group;

(b) the treatment to be received by the Group with respect to the developments of projects and investment opportunities will, subject to the operation of market principles and on normal commercial terms, be more favourable than the treatment received or to be received by other power stations and departments in the Shandong Province and other areas in which Huadian Group has operation;



山東國際電源開發股份有限公司

**SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED**

*(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)*

## Annual Results for the Financial Year ended 31 December 2002

(c) subject to satisfaction of all applicable government and/or other regulatory requirements and to obtaining any applicable third-party consent, the Group shall, at its option, have a preferential right to acquire, develop, construct, own and/or operate Huadian Group's interests in all of its power plants and power projects within the Shandong Province or other areas in which Huadian Group has operation; and

(d) Huadian Group will not compete with the Group in relation to acquisition and development of power plants and power projects.

### EMPLOYEES' MEDICAL INSURANCE

During the year of 2002 and before, the Group implemented the rules of electric power industry on staff medical insurance. In accordance with such staff medical insurance rules, the Group was required to pay on behalf of employees basic medical insurance fees, mutual medical fund and supplementary corporate medical insurance calculated as certain percentages of employees' wages.

Since 1 January 2003, the Group began to implement the basic medical insurance rules for staff in accordance with "the Implementing Proposal to Establish the Basic Medical Insurance Rules for the Urban and Rural Residents in Shandong Province" and to be managed by the local governments, that is, the basic medical insurance fund will be contributed by the enterprises and staff. The employees are required to pay the medical insurance fees calculated as 2% of their average monthly wages of the previous year and the Group is required to pay the fees from 6% to 8% according to the policies promulgated by the local governments where the enterprise is situated. After the basic medical fund is managed by the local governments, the basis of changing the basic medical insurance fund paid by the enterprises is the same as that before, but the rate of payment is reduced by 2% to 4%.

The Group anticipates that the implementation of such medical insurance rules will not have any significant impact on the business operation and financial position of the Group. Except for the above contributions, the Group is not required to pay any other medical expanses for its employees.

### COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Group has throughout the year of 2002 complied with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

### DESIGNATED DEPOSITS AND OVERDUE MATERIAL DEPOSITS

As at 31 December 2002, the Group's deposits placed with financial institutions or other parties did not include any designated or trust deposits, or any material deposits which could not be collected upon maturity.

### REPURCHASE, SALE OR REDEMPTION OF SECURITIES

During the financial year of 2002, neither the Company nor any of its subsidiaries has repurchased, sold or redeemed any of its respective securities (the word "securities" shall have the same meaning as defined in paragraph 1, Part I of Appendix 7 to the Listing Rules).

### MATERIAL LITIGATION

The Group was not involved in any material litigation or arbitration during the financial year of 2002. As at 31 December 2002, no litigation or claim of material importance is known to the Directors to be pending or threatened by or against the Group.

### ADDITIONAL INFORMATION

According to paragraph 45(5) of Appendix 16 to the Listing Rules, all the information which is required to be contained in the results announcement of the Company for the year ended 31 December 2002 in accordance with paragraphs 45(1) to 45(3) of Appendix 16 to the Listing Rules will be published on the web site of The Stock Exchange of Hong Kong Limited.

By Order of the board of Directors
**SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED**
**He Gong**
*Chairman*

Shandong, the PRC
15 April 2003

SIPD 12g3-2 (b)
File No. 82-4932



山東國際電源開發股份有限公司

**SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED**

*(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)*

## CHANGES IN DIRECTORS AND SUPERVISORS

Further to the issue of the notice dated 25 February 2003 convening an extraordinary general meeting (the "Extraordinary General Meeting") of Shandong International Power Development Company Limited (the "Company"), the directors of the Company (the "Directors") hereby announce that the Extraordinary General Meeting was duly held on 15 April 2003 and that the following resolutions were passed:

1. Mr. HE Gong, Mr. PENG Xingyu and Ms. WANG Yingli were appointed as directors of the Company with effect from 15 April 2003; and
2. Mr. LI Changxu was appointed as a supervisor of the Company with effect from 15 April 2003.

The Directors also announce that a board meeting of the Company was held on the same day. At the board meeting, Mr. HE Gong was appointed as the Chairman of the Company's board of Directors, and Mr. DA Hongxing was appointed as a Vice-Chairman of the Company's board of Directors, both with effect from 15 April 2003.

The Directors further announce that Mr. LI Ruge, Mr. GENG Yuanzhu and Mr. CUI Jianbo resigned as directors of the Company with effect from 15 April, 2003, and Mr. XU Qingzao resigned as a supervisor of the Company with effect from 15 April 2003. The Company takes this opportunity to express its gratitude to Mr. Li, Mr. Geng, Mr. Cui and Mr. Xu for their valuable contributions to the Company.

By Order of the board of Directors
**SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED**
**Zhou Lianqing**
*Company Secretary*

Shandong, the PRC
15 April 2003

*The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.*



# 山東國際電源開發股份有限公司
# SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED

*(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)*

## PROPOSED CHANGE OF COMPANY NAME

The Directors hereby announce that the board has resolved to change the name of the Company from "山東國際電源開發股份有限公司 Shandong International Power Development Company Limited" to "華電國際電力股份有限公司 Huadian Power International Corporation Limited". Certain provisions of the Company's articles of association will be proposed to be amended to cater for the proposed change of the Company's name. Such proposed amendments are subject to, among other things, approval by the shareholders of the Company at its forthcoming 2002 Annual General Meeting.

Reference is made to the announcement dated 8th April, 2003 issued by Shandong International Power Development Company Limited (the "Company") regarding, among other things, the reallocation of controlling shareholding interest in the Company pursuant to the implementation of the power industry restructuring in the People's Republic of China (the "PRC"), and the announcement dated 15th April, 2003 issued by the Company regarding certain changes in its management personnel. Unless the context otherwise requires, terms defined in the Company's announcement dated 8th April, 2003 shall have the same meanings when used herein.

In view of the Shareholding Reallocation and the substitution of China Huadian for SEPCO as the Company's immediate controlling shareholder, at the Company's board meeting held on 15th April, 2003, the Directors have resolved to change the name of the Company from "山東國際電源開發股份有限公司 Shandong International Power Development Company Limited" to "華電國際電力股份有限公司 Huadian Power International Corporation Limited". Certain provisions of the Company's articles of association (the "Articles") will be proposed to be amended to cater for the proposed change of the Company's name. The Directors believe that the proposed new name of the Company also signifies that the Company is striving into a new phase of its business pursuits and developments.

The proposed amendments to be made to the Articles are subject to be approved by the shareholders of the Company at its forthcoming 2002 Annual General Meeting (the "AGM"). Further details regarding the proposed change of the Company's name and the proposed amendments to the Articles, which are also conditional upon obtaining any approval, endorsement or registration as may be necessary from the relevant PRC authorities, will be set out in the Notice of AGM, which is currently expected to be despatched together with the Company's 2002 annual report, and a circular to be issued by the Company and despatched to its shareholders as soon as practicable.

By order of the board of Directors
**SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED**
Zhou Lianqing
*Company Secretary*

Shandong, the PRC
16th April, 2003